Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,000,000	$78.60

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $78.60 is offset against the registration fee due for this offering and of which $1,444,685.59 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 613 dated January 15, 2008

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	5252M0CA3

ISIN:	US5252M0CA32

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$2,000,000

	Total	Per Note
Issue Price (1):	$2,000,000	100.00%
Agent’s Commission (2):	$18,000	0.90%
Proceeds to Lehman Brothers Holdings:	$1,982,000	99.10%

(1)           The Issue Price includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the Notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)           Lehman Brothers Inc. will receive commissions of $90 per $10,000 principal amount, or of 0.90%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers.  Lehman Brothers Inc. and/or an affiliate may earn income as a result of payments pursuant to any hedges.

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal	☐ As agent

Trade Date:	January 15, 2008

Issue Date:	February 12, 2008

Stated Maturity Date:	February 12, 2013; provided that if such day is not a Business Day, then such day will be the following Business Day.

Redemption Price:	100.0%

Date From Which Interest Accrues:	☒	Issue Date
	☐	Other:

☐ Fixed Rate Note

Interest Rate per Annum:		%

☒ Floating Rate Note	☐	CD Rate
	☐	Commercial Paper Rate
	☐	Federal Funds (Effective) Rate
	☐	Federal Funds (Open) Rate
	☐	LIBOR Telerate
	☐	LIBOR Reuters
	☐	EURIBOR
	☐	Treasury Rate: Constant Maturity ☐ Yes ☐ No
	☐	Prime Rate
	☐	Eleventh District Cost of Funds Rate
	☐	CMS Rate
	☒	Other: See “Interest Rate per Annum” below

Coupon:	7.25% x Interest Accrual Factor

Minimum Rate:	0.00%

Interest Period:

From and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Period).

Interest Rate Payment Dates:	Semi-annual on the 12th of each February and August, commencing on August 12, 2008 and ending on the Maturity Date.

Interest Accrual Factor:	For each Interest Period, the number of calendar days during that Interest Period on which:

(a) Rolling 3m LIBOR is less than or equal to 2.00%,

or

(b) the Rolling SIFMA/LIBOR Ratio is less than or equal to 74%

divided by the total number of calendar days in that Interest Period.

Rolling 3m LIBOR:	For each day in an Interest Period, Adjusted 3m LIBOR on the immediately preceding Evaluation Date (or if such day is an Evaluation Date, on such Evaluation Date).

Evaluation Dates:	The Issue Date and Thursday of each week thereafter (or if any such Thursday is not a Business Day, the next succeeding Business Day).

Adjusted 3m LIBOR:

For each Evaluation Date, the non-compounded weekly weighted average of Weekly 3m LIBOR in the Evaluation Period ending on but excluding such Evaluation Date, calculated by multiplying each Weekly 3m LIBOR in effect during such Evaluation Period by the number of calendar days such Weekly 3m LIBOR is in effect, adding the products so determined and dividing that sum by the number of calendar days in such Evaluation Period. Weekly 3m LIBOR in effect for any day in an Evaluation Period shall equal Weekly 3m LIBOR on the immediately preceding 3m LIBOR Reset Date (or if such day is a 3m LIBOR Reset Date, on such 3m LIBOR Reset Date).

Evaluation Period:	From and including the date which is 365 calendar days prior to an Evaluation Date to but excluding that Evaluation Date.

Weekly 3m LIBOR:

For each 3m LIBOR Reset Date, 3-Month USD LIBOR as published on Reuters Page LIBOR01 at 11:00 am London time on the Wednesday preceding such 3m LIBOR Reset Date (or if such Wednesday is not a Business Day, the next succeeding Business Day).

3m LIBOR Reset Dates:	Thursday of each week (or if any such Thursday is not a Business Day, the next succeeding Business Day).

Rolling SIFMA/LIBOR Ratio:	For each day in an Interest Period, the SIFMA/LIBOR Ratio on the immediately preceding Evaluation Date (or if such day is an Evaluation Date, on such Evaluation Date).

SIFMA/LIBOR Ratio:	For each Evaluation Date, the Avg SIFMA Rate divided by Adjusted 3m LIBOR.

Avg SIFMA Rate:

For each Evaluation Date, the non-compounded weekly weighted average of the SIFMA Rate in the Evaluation Period ending on but excluding such Evaluation Date, calculated by multiplying each SIFMA Rate in effect during such Evaluation Period by the number of calendar days such SIFMA Rate is in effect, adding the products so determined and dividing that sum by the number of calendar days in such Evaluation Period. The SIFMA Rate in effect for any day in an Evaluation Period shall equal the SIFMA Rate on the immediately preceding SIFMA Reset Date (or if such day is a SIFMA Reset Date, on such SIFMA Reset Date).

SIFMA Reset Dates:

Thursday of each week (or any other day in each week specified by the Index Sponsor, or if any such Thursday is not a U.S. Government Securities Business Day, the next succeeding U.S. Government Securities Business Day).

SIFMA Rate:

For each SIFMA Reset Date, the level of the Index (subject to “Discontinuance or Revision of Index” below) determined and reported on the Wednesday preceding such SIFMA Reset Date (or any other day in each week specified by the Index Sponsor, or if any such Wednesday is not a U.S. Government Securities Business Day, the next succeeding U.S. Government Securities Business Day).

If the SIFMA Rate for any SIFMA Reset Date is not determined or reported by MMD (as defined below), the SIFMA Rate for such SIFMA Reset Date will be the SIFMA Rate in effect on the immediately preceding SIFMA Reset Date. For further information on the Index, see “Information on the Securities Industry and Financial Markets Association Municipal Swap Index” below.

Day Count Basis:	Actual/360

Business Day Convention:	Modified following, unadjusted

Denominations:	$10,000 and integral multiples of $10,000

Calculation Agent:	Lehman Brothers Special Financing Inc.

Index:	The Securities Industry and Financial Markets Association Municipal Swap Index (formerly The Bond Market Association/PSA Municipal Swap Index) produced and reported by the Index Sponsor

Index Sponsor:	Thomson Municipal Market Data, a Thompson Financial Services Company (“MMD”), or any successor

Discontinuance or Revision of Index:

If MMD discontinues publication of the Index and MMD or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Index (such index, a “Successor Index”), then the SIFMA Rate for each SIFMA Reset Date occurring after such discontinuance will be determined by reference to the level of such Successor Index. If a Successor Index is selected, the Successor Index will be substituted for the Index for all purposes. Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be promptly furnished to the Issuer and to the trustee, which will provide notice to the holders of the Notes.

If MMD discontinues publication of the Index and the Calculation Agent determines, in its sole discretion, that no Successor Index is available, then following such discontinuance until the earlier of (a) the Maturity Date or (b) the date on which the Calculation Agent determines that a Successor Index is available, the Calculation Agent will determine the SIFMA Rate for each SIFMA Reset Date occurring after such discontinuance in accordance with the procedures for and method of calculating the Index last in effect prior to such discontinuance.

If the SIFMA Rate for any SIFMA Reset Date is subsequently revised or amended after its publication, such revision or amendment will not be effective for purposes of any calculation with respect to the Notes, except in the event of manifest error (as determined by the Calculation Agent in its sole discretion)..

Issuer’s Call Option:

The Issuer has the right on every Interest Payment Date commencing on or after August 12, 2008, provided that the Issuer gives 5 Business Days notice to the investor, to call the Note at the Redemption Price. All amounts that may otherwise be payable following the call date shall cease to be payable. Notwithstanding the above, all payments due on the call date shall be made in full regardless of any calling of the Note by the Issuer.

Business Days:	London and New York

U.S. Government Securities Business Day:

Any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association (formerly The Bond Market Association) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Form of Note:	☒ Book-entry only (global)	☐ Certificated

SUPPLEMENTAL RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Series I MTN prospectus supplement.  In addition, the notes are subject to the further specific risks discussed below.

The amount of interest payable on any Interest Payment Date for the notes is uncertain and may be zero.

The interest payable on the notes is uncertain, and movements in Rolling 3m LIBOR and the Rolling SIFMA/LIBOR Ratio will affect whether or not and the extent to which you will receive interest on the notes in the Interest Period.  The maximum Coupon on the notes is, at all times, 7.25%.  However, for every day during the Interest Period on which Rolling SIFMA/LIBOR Ratio is greater than 74.0% and Rolling 3m LIBOR is greater than 2.00%, the Coupon for the Interest Period will be reduced, and accordingly, your return for the Interest Period over the life of the notes could be significantly less than maximum Coupon for the Interest Period.  If on every day in the Interest Period both (i) the Rolling SIFMA/LIBOR Ratio is greater than 74.0% and (ii) Rolling 3m LIBOR is greater than 2.00%, the Coupon for the Interest Period will be zero.

A number of factors can affect the Rolling SIFMA/LIBOR Ratio and, therefore, the interest payable on the notes and the market value of the notes.

The amount of interest, if any, payable on the notes, will depend on the movements of Rolling 3m LIBOR and the Rolling SIFMA/LIBOR Ratio, as discussed above.  A number of factors can affect the value of the notes, including (among others):

•              changes in or perceptions about future marginal tax rates – generally, decreases in, or a perception that there will be decreases in, marginal tax rates are expected to increase the Rolling SIFMA/LIBOR Ratio;

•              changes or uncertainty with respect to the tax-exempt nature of municipal securities – generally, changes in the tax laws that have an adverse effect on the tax-exempt nature of municipal securities are expected to increase the Rolling SIFMA/LIBOR Ratio;

•              changes in the tax treatment of comparable securities – changes in the tax laws that grant securities other than municipal securities favorable tax treatment to investors may adversely impact market demand for and pricing of municipal securities generally, which development would be expected to increase the Rolling SIFMA/LIBOR Ratio;

•              relative supply and demand for tax-exempt and taxable debt in their respective marketplaces and other factors affecting pricing of tax-exempt debt – a relative decline in demand for or an increase in supply of tax-exempt debt caused by factors other than tax rates (such as fragmentation in the market for municipal securities, uncertainty regarding the rights of holders of municipal securities, and illiquidity) could increase the Rolling SIFMA/LIBOR Ratio, to the extent that the SIFMA Rate increases relative to 3m LIBOR as a result of these developments; and

•              changes with respect to the ratings of insurers of municipal securities – certain municipal securities included in the Index may have credit support in the form of insurance from a municipal security insurer.  A downgrade in the ratings of such insurers may adversely impact the pricing of those municipal securities, which would be expected to increase the Rolling SIFMA/LIBOR Ratio.

These and other factors may have a negative impact on the Interest Rate payable on the Notes, as well as on the market value of the Notes and, therefore, on the price you may receive in connection with a sale of the Notes prior to maturity.

The Coupon is based in part upon the level of the Index calculated by MMD.  MMD may discontinue the Index or adjust the Index in a way that affects its level.

The Index is produced by MMD, a third party unaffiliated with Lehman Brothers Holdings Inc.  MMD may make methodological or other changes that could change the level of the Index, including changes related to the method by which the Index is calculated, the criteria for eligibility in the Index, or the timing with which the Index is published.  In addition, MMD may alter, discontinue or suspend calculation or dissemination of the Index.  MMD has no obligation to consider the interests of holders of the notes in calculating, revising or discontinuing the Index.  In the event that the Index is no longer published, another measure of tax-exempt VRDO (as defined in “Information on the Securities Industry and Financial Markets Association Municipal Swap Index” below) rates will be employed to determine the SIFMA Rate used to calculate the Interest Adjustment Amount.  No assurance can be given that rates used in lieu of the Index vales will be accurate assessments of the average tax-exempt VRDO rates that the Index is currently intended to assess.  Any of these actions could adversely affect the SIFMA Rates used to calculate the Rolling SIFMA/LIBOR Ratio and, therefore, the value of the notes or the Coupon payable on any Interest Payment Date.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the Notes through one or more of its affiliates is likely to adversely affect the value of the Notes prior to maturity.

The original issue price of the Notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the Notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

Trading by Lehman Brothers Inc. or its affiliates in the variable-rate demand obligations included in the Index may affect the return on the Notes.

Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc., and certain other affiliates of Lehman Brothers Holdings Inc., may, from time to time, trade in some or all of the variable-rate demand obligations (“VRDOs”) (as discussed in “Information on the Securities Industry and Financial Markets Association Municipal Swap Index” below) included in the Index on a spot and forward basis and other contracts and products in or related to such VRDOs.  In addition, the VRDO rate quotations that Lehman Brothers Holdings Inc.’s remarketing agent affiliate furnishes to MMD may account for a significant portion of the VRDO rates that underlie the Index.  As a result, the rates contributed by this remarketing agent affiliate could potentially have a significant impact on the Index level, which is the non-weighted average of all of the individual VRDO rates used that week, after dropping rates outside one standard deviation.

Lehman Brothers Inc. and certain of its affiliates or other affiliates of the Lehman Brothers Holdings Inc. may also issue or underwrite other financial instruments with returns indexed to the prices of the VRDOs included in the Index, or such VRDOs and related derivatives. These trading and underwriting activities could affect the level of the Index in a manner that would be adverse to the holders’ investment in the Notes. With respect to any such activities, none of Lehman Brothers Inc., its affiliates or other affiliates of the Lehman Brothers Holdings Inc. has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the Notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Series I MTN prospectus supplement.

HISTORICAL LIBOR/SIFMA INFORMATION

The following charts show certain historical information concerning Adjusted 3m LIBOR, the Avg SIFMA Rate and the Rolling SIFMA/LIBOR Ratio.  These charts were prepared using historical data on 3m LIBOR and the SIFMA Rate obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The historical experience of 3m LIBOR, the SIFMA Rate and the Rolling SIFMA/LIBOR Ratio is not necessarily indicative of, and should not be taken as an indication of, the future performance of 3m LIBOR, the SIFMA Rate or the Rolling SIFMA/LIBOR Ratio during the term of the notes, or what the value of the notes may be.  Fluctuations in the level of 3m LIBOR and the SIFMA Rate make Rolling 3m LIBOR and the Rolling SIFMA/LIBOR Ratio, and therefore the notes’ effective Coupon, difficult to predict and can result in effective Coupons to investors that are lower than anticipated.  Historical fluctuations in 3m LIBOR and the SIFMA Rate may be greater or lesser than fluctuations in 3m LIBOR and the SIFMA Rate experienced by the holders of the notes.

The following chart shows Adjusted 3-month LIBOR on Wednesday of each week in the period from the week ending January 3, 1997 through the week ending January 9, 2008.

The following chart shows the Avg SIFMA Rate on Thursday of each week in the period from the week ending January 3, 1997 through the week ending January 10, 2008.

The following chart shows the Rolling SIFMA/LIBOR Ratio on Thursday of each week in the period from the week ending January 3, 1997 through the week ending January 10, 2008.

INFORMATION ON THE SECURITIES INDUSTRY AND FINANCIAL MARKETS
ASSOCIATION MUNICIPAL SWAP INDEX

We have derived all information regarding the Index contained herein, including its make-up, method of calculation and changes in its components, without verification  from publicly available information prepared by Securities Industry and Financial Markets Association (“SIFMA”) and Municipal Market Data (“MMD”), a Thomson Financial Services company.  Such information reflects the policies of, and is subject to change by SIFMA and/or MMD.  Neither we nor Lehman Brothers Inc. make any representation that the publicly available information about the Index is accurate or complete.

The Index is determined, comprised and calculated by MMD without regard to the Notes, and the Notes are not sponsored, endorsed, or promoted by MMD. MMD makes no representation or warranty, express or implied, to the holder of the Notes or to any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the MMD to track the performance of municipal swaps.  Neither MMD nor SIFMA represents that the Index is accurate or complete and it should not be relied upon as such.  MMD has no obligation to continue to publish, and may discontinue publication of, the Index.  The consequences of the Index Sponsor discontinuing or modifying the Index are described above under “Discontinuation or Revision of the Index”.  MMD has no obligation to take the needs of any party into consideration in determining, composing or calculating the Index.  In no event shall MMD have any liability to noteholders or to any other third party for damages of any kind incident to the use of the Index.

The Securities Industry and Financial Markets Association Municipal Swap Index (formerly The Bond Market Association/PSA Municipal Swap Index) (the “Index”) was created by SIFMA (formerly The Bond Market Association, or “BMA”) and is produced by MMD.   The Index is a seven-day high-grade market index comprised of tax-exempt VRDOs from MMD’s database of VRDO issues.  The weekly Index level is the non-weighted average of the weekly rates of various VRDO issues included in the Index.  The Index is calculated on a weekly basis, and released to subscribers on Wednesday, and becomes effective on the following Thursday.  The actual number of issues that make up the Index will vary in time as issues are called, converted, mature or are newly issued.  In addition, if changes occur which violate the criteria or calculation methods of the Index, an issue will be dropped. The qualification criteria for the Index have been established by a subcommittee of SIFMA (formerly the BMA).  Typically, the Index has included 650 issues in any given week.

Under the qualification criteria currently in effect, in order to be eligible for inclusion in the Index, each component VRDO must:

•              have a weekly reset, effective on Wednesday;

•              be tax-exempt for federal income tax purposes and not subject to Alternative Minimum Tax under the Internal Revenue Code of 1986, as amended;

•              have an outstanding amount of $10 million or more;

•              have the highest available short-term rating (i.e., be rated “VMIG1” by Moody’s Investors Service, Inc. or “A-1+” by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies); and

•              pay interest on a monthly basis, calculated on an actual/actual basis.

In addition, only one quote per obligor per remarketing agent will be included in the Index. Issues from all states are eligible for inclusion.

In calculating the Index, (i) the standard deviation of the rates of the component VRDOs is calculated and any rate falling outside of +/- 1.0 standard deviations is not included, and (ii) an averaging method is used to ensure that no participating remarketing agent represents more than 15% of the Index.

For certain historical levels of the Index, see “Historical LIBOR/SIFMA Information” above.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.  The Agent may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers not to exceed 0.90%. It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.